Exhibit 99.2

Report of Voting Results

Lorus Therapeutics Inc.

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of Lorus Therapeutics Inc. (the “Corporation”) held on March 27, 2014 in Toronto, Ontario.

  By a resolution passed by a majority of the votes cast by a show of hands, each of the following directors were elected to hold office until the next annual meeting of shareholders or until such director resigns or a successor is elected or appointed:
Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Denis Burger	26,516,223	99.90	27,125	0.10
Dr. William G. Rice	26,079,554	98.25	463,794	1.75
Dr. Bradley Thompson	25,978,864	97.87	564,484	2.13
Dr. Brian Underdown	26,075,592	98.24	467,756	1.76
Dr. Mark D. Vincent	25,977,168	97.87	566,180	2.13
Warren Whitehead	26,236,619	98.84	306,729	1.16
Dr. Jim A. Wright	26,413,818	99.51	129,530	0.49

  By a resolution passed by a majority of the votes cast by a show of hands (of which approximately 99.46% of the votes represented at the meeting voted in favour and approximately 0.54% of the votes represented at the meeting withheld from voting), KPMG LLP was re-appointed as auditor of the Corporation to hold office until the next annual meeting or until its successor is appointed, and the directors were authorized to fix its remuneration.

  By ballot (of which approximately 97.73% of the votes represented at the meeting voted in favour and approximately 2.27% of the votes represented at the meeting voted against) the resolutions contained on page 11 of the Corporation’s Management Information Circular (a copy of which is attached hereto) were passed relating to the proposed amendments to the Corporation’s Plans.

In total, 28,744,423 shares of the Corporation (representing approximately 46.36% of the issued and outstanding shares) were represented in person or by proxy at the meeting.

Yours very truly,

/s/ Gregory Chow

Gregory Chow

Chief Financial Officer

EXTRACT FROM PAGE 11 OF THE

CORPORATIONS’ MANAGEMENT INFORMATION CIRCULAR

Amendments to the Share Option Plan, the DSU Plan and the ACP Plan

BE IT RESOLVED THAT:

1.	The Corporation is hereby authorized to amend its share option plan (the “Share Option Plan”), deferred share unit plan (the “DSU Plan”) and alternate compensation plan (the “ACP Plan” and, collectively with the Share Option Plan and the DSU Plan, the “Plans”) to: (i) remove the insider participation limits that currently provides that the number of common shares of the Corporation (the “Shares”) issuable to insiders of the Corporation, at any time, under all security based compensation arrangements of the Corporation cannot exceed 10% of the issued and outstanding Shares of the Corporation, that the number of Shares issued to insiders, within any one year period, under the any security based compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding Shares of the Corporation and that any one insider may not, within a 12 month period, be issued a number of Shares under any security based compensation arrangement of the Corporation exceeding 10% of the number of issued and outstanding Shares of the Corporation; and (ii) remove the individual limit that provides that the number of Shares reserved for issuance under the security based compensation arrangements may not exceed 5% of the number of issued and outstanding Shares of the Corporation; and
2.	Any director or officer of the Corporation is authorized and directed to execute and deliver for and in the name of and on behalf of the Corporation, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such persons, may be necessary or desirable in connection with the proposed amendments to the Plans, with the performance of the Corporation of its obligations in connection therewith, and to give effect to the foregoing and facilitate the implementation of the foregoing resolutions.